Exhibit (a)(2)(B)

News Release

AMEX, TSX Symbol: NG

NOVAGOLD BOARD RECOMMENDS SHAREHOLDERS REJECT
HOSTILE BARRICK BID

Shareholders Advised That The Barrick Bid:

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  Significantly undervalues NovaGold's world-class mineral projects and growth potential

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  Fails to reflect the value of NovaGold's 70% ownership of the Donlin Creek project

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  Ignores approaching development milestones that will demonstrate further value

        VANCOUVER, BRITISH COLUMBIA, August 14, 2006—NovaGold Resources Inc. (TSX: NG) (AMEX: NG) today announced that its Board of Directors, based on the recommendation of its Special Committee of independent directors, unanimously recommends that NovaGold shareholders reject the unsolicited offer by Barrick Gold Corporation (TSX: ABX) (NYSE: ABX) to acquire all of the outstanding shares of NovaGold for US$14.50 per share in cash. After careful consideration, including consultation with its financial and legal advisors, NovaGold's Board concluded that the Barrick Offer significantly undervalues NovaGold and is not in the best interests of its shareholders.

        In its Directors' Circular, filed today with securities regulators, NovaGold's Board strongly recommends that all NovaGold shareholders reject the Barrick Offer and not tender their shares.

        "The Barrick Offer falls significantly short of providing fair value to NovaGold's shareholders and would deprive them of significant upside potential," said Gerald McConnell, Chairman of the Special Committee of NovaGold's Board of Directors. "Our Special Committee and the full Board of Directors unanimously determined that the Barrick Offer is inadequate and significantly undervalues NovaGold's world-class gold and copper projects and the Company's growth potential. There is no rationale for accepting the Barrick bid and many reasons to reject it."

        The Board believes:

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  Barrick's offer does not reflect the value of NovaGold's 70% ownership of the Donlin Creek project, one of the largest gold deposits in the world, and the likelihood that Barrick will fail to meet the conditions that would allow it to earn an additional 40% interest in the project.

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  The low value of Barrick's hostile bid represents a significant discount on a number of key valuation metrics. Mr. McConnell said: "For example, based on current estimates and excluding any value for NovaGold's substantial copper resources, Barrick is offering only US$33 per ounce of gold resource, which is significantly below the average of more than US$100 per ounce paid in the four most recent comparable gold transactions. NovaGold expects to provide updated estimates of its gold resources shortly."

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  The Barrick bid is also far below the average control premium paid in similar mining transactions globally, within Canada, and by Barrick itself. At US$14.50 per share, the Barrick bid represents a premium of only 13.9% above the share price of NovaGold 20 trading days prior to the announcement of the Offer. On the same basis, the average premium paid in unsolicited global metals and mining transactions since 2000 has been 60% and, within Canada, 56%. Barrick has paid an average premium of 58% in six transactions since 2000, including its proposed acquisition of Pioneer Metals Corporation (TSX: PSM).

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  The Barrick bid also fails to recognize NovaGold's proven track record of resource growth, its 70% compound annual increase in share value over the past seven years, and that NovaGold is approaching project milestones in the months ahead that have the potential to deliver significant additional value to shareholders of NovaGold as an independent company. Shareholders who accept an undervalued cash bid now will not have the opportunity to participate in any future value generated by NovaGold.

        The NovaGold Board believes that Barrick's bid is motivated by Barrick's concern that it will not be able to meet the conditions that would allow it to increase its interest in the Donlin Creek project from 30% to 70% by November 2007.

        "The offer is an attempt by Barrick to salvage its ability to earn an additional 40% interest in the Donlin Creek project at the expense of NovaGold's current shareholders," Mr. McConnell said.

        "We were surprised that Barrick launched its hostile offer for NovaGold, given that our management team had been in active discussions with Barrick for several months in an effort to find an amicable solution to Barrick's concern with the conditions in the Donlin Creek Joint Venture Agreement, and to negotiate a possible joint venture for the Galore Creek project," Mr. McConnell said. "NovaGold shared with Barrick confidential information about the Galore Creek project including non-public exploration information and plans."

        After providing the confidential information to Barrick, NovaGold announced its offer for Pioneer Metals Corporation, which owns the subsurface rights to the Grace property adjacent to the Galore Creek project. Subsequently, Barrick announced its own competing offer for Pioneer on the same day it announced its hostile bid for NovaGold. As a result of Barrick's actions, NovaGold is also announcing today that it has commenced a lawsuit against Barrick in which the Company is seeking a court order that any shares Barrick acquires under its bid for Pioneer will be held under a constructive trust for the benefit of NovaGold.

        NovaGold's management and Board of Directors do not consider Barrick's competing bid for Pioneer Metals Corporation as an impediment to the development of the Galore Creek project. NovaGold has applied to the British Columbia government for a surface lease over a portion of the Grace property and other permits to start construction at Galore Creek. The British Columbia government, as owner of the surface rights, has the power to grant NovaGold a surface lease with or without Pioneer's approval.

        Mr. McConnell added: "It is clear that the market agrees that the Barrick Offer is inadequate. Since July 24, 2006, when Barrick announced its intention to make its hostile offer, NovaGold's shares have consistently traded above Barrick's US$14.50 per share offer price. In fact, NovaGold shares recently closed at US$17.28, or 19.2% above the Barrick Offer."

        "With a pipeline of world-class mining projects, a proven track record of resource growth and a strong and experienced management team, we believe NovaGold is poised to deliver superior shareholder returns. For the reasons outlined in its Circular, NovaGold's Board strongly recommends that all NovaGold shareholders reject the Barrick Offer and not tender their shares," Mr. McConnell said.

        The Circular notes that NovaGold's directors, executive officers and management, who collectively hold approximately 10% of NovaGold's outstanding common shares on a fully diluted basis, have indicated that they do not intend to tender their shares to the Barrick Offer.

        In making its recommendation that shareholders reject the hostile Barrick Offer, NovaGold's Special Committee and Board of Directors considered a number of factors including, among others:

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  The Barrick Offer significantly undervalues NovaGold's world-class mineral projects and its growth potential.

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  The Board of Directors believes that the Barrick Offer fails to adequately compensate shareholders for the significant strategic and scarcity value of NovaGold's world-class assets. NovaGold's two most important deposits, the Donlin Creek gold deposit and the Galore Creek copper-gold deposit, rank among the largest undeveloped deposits of their kind in the world and are located in geopolitically stable countries. Such assets are highly strategic and marketable because they are difficult to discover or acquire.

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    The Barrick Offer places an Enterprise Value on NovaGold of US$33 per ounce of gold resource or US$19 per ounce of gold equivalent resource (assuming 70% ownership of Donlin Creek), which represents a significant discount to the Enterprise Value per ounce of resource paid in other recent transactions. (Enterprise Value is defined as the equity price paid plus debt and less cash.)

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  The Barrick Offer does not provide an adequate premium for control of NovaGold.

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  The Barrick Offer is significantly below premiums paid in recent transactions for other mining assets that do not have the same strategic, world-class potential and low geopolitical risk as NovaGold's Donlin Creek and Galore Creek projects.

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  Barrick's Offer does not reflect NovaGold's current 70% ownership in the Donlin Creek project and the likelihood Barrick will fail to meet the milestones that would allow it to earn an additional 40% interest in that project.

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  Despite Barrick's efforts to convince the market otherwise, NovaGold's Board strongly believes that NovaGold will retain its 70% ownership in the Donlin Creek project and take back management of the project.

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  The timing of Barrick's Offer is highly opportunistic and disadvantageous to NovaGold shareholders since, if successful, the bid would deprive them of the potential for significant near-term value enhancement of their shares.

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  While NovaGold has already delivered compound annual share price appreciation of 70% over the past seven years, it is approaching significant milestones that will demonstrate additional value. For example, NovaGold expects permits shortly to allow construction to begin at its Rock Creek project, with production expected within nine months. Permits for Galore Creek are anticipated in the first half of 2007, to be followed immediately by a construction decision.

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  When all current projects reach their production targets, and with its 70% ownership of Donlin Creek, NovaGold is expected to be producing more than a million ounces of gold, two million ounces of silver and 370 million pounds of copper.

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  Market valuations typically increase significantly as companies move towards production.

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  The Barrick Offer was timed to coincide with a general decline in share prices of gold companies. The Barrick Offer is only 9.7% above the lowest price for NovaGold shares in the six months prior to the Offer, and is 29.1% below the high for the shares over the same period. As recently as May 2, 2006, prior to the Barrick Offer, the shares traded as high as US$16.47, 13.6% above the Barrick Offer.

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  The Barrick Offer represents a substantial discount to the current trading price of NovaGold shares.

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  Since Barrick announced its intention to make a hostile offer on July 24, 2006, NovaGold shares have consistently traded above the Barrick Offer price.

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  On August 11, 2006, the closing price of NovaGold shares was US$16.61, or 14.6% higher than the consideration offered under the Barrick Offer.

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  Opinions of the financial advisors.

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  RBC Capital Markets and Citigroup Global Markets Inc. have each provided a written opinion that, as of August 12, 2006, the consideration under the Barrick Offer was inadequate from a financial point of view to NovaGold's shareholders.

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  Alternative transactions are being pursued by NovaGold with some of the world's largest mining companies to generate greater value for NovaGold's shareholders.

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  Immediately following Barrick's July 24, 2006 announcement, NovaGold formed a Special Committee of independent directors to consider a range of strategic alternatives, including any competing offers it may receive.

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  NovaGold has been solicited by, and has initiated contact with, a number of third parties, including some of the world's largest mining companies, who have expressed an interest in considering alternative transactions. Discussions are being pursued with these third parties to generate value-enhancing alternatives.

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  NovaGold's Board believes that tendering shares to the Barrick Offer before the Board of Directors and its advisors have had an opportunity to fully explore all available alternatives may preclude the possibility of a financially superior transaction emerging.

        RBC Dominion Securities Inc., a member company of RBC Capital Markets, and Citigroup Global Markets Inc. are serving as financial advisors to the Special Committee, and Borden Ladner Gervais LLP and Dorsey & Whitney LLP are serving as legal advisors.

        NovaGold is mailing to its shareholders its Directors' Circular setting forth the formal recommendation of the Board of Directors to reject the Barrick Offer.

ABOUT NOVAGOLD

        NovaGold Resources Inc. owns 70% of the Donlin Creek gold project in Alaska, one of the world's largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia and at the Company's 100%-owned Nome Operations in Alaska, which include Rock Creek, Big Hurrah and Nome Gold. In addition, in northern Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the Toronto Stock Exchange and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

MORE INFORMATION AND WHERE TO FIND IT

        NovaGold is today filing a Directors' Circular with Canadian securities regulatory authorities and a recommendation statement with the United States Securities and Exchange Commission with the respect to the Barrick Offer. Investors and shareholders are strongly advised to read the Directors' Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a free copy of the Directors' Circular at www.sedar.com or the recommendation statement from the Securities and Exchange Commission's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227, Attn: Corporate Secretary. YOU SHOULD READ THE DIRECTORS' CIRCULAR CAREFULLY BEFORE MAKING A DECISION CONCERNING THE BARRICK OFFER.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results, production and cost estimates and future plans, actions, objectives and achievements of NovaGold or Barrick, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold's expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; uncertainties relating to availability and timing of permits and the need for cooperation of government agencies and native groups in the exploration and development of properties; uncertainties involved in litigation, including litigation concerning Pioneer and the Grace property; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; uncertainties arising out of Barrick's management of the Donlin Creek property and disagreements with Barrick with respect thereto, and other risks; and uncertainties disclosed under the heading "Caution Regarding Forward-Looking Statements" in NovaGold's Directors' Circular and under the heading "Risk Factors" and elsewhere in NovaGold's Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities and NovaGold's annual report on Form 40-F filed with the Securities and Exchange Commission.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

        This press release uses the term "resources" and NovaGold's Directors' Circular uses the terms "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

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CONTACTS

Investors:	Media:
Don MacDonald, CA	John Lute
Senior Vice President & CFO	Lute and Company
(604) 669-6227 or 1-866-669-6227	(416) 929-5883
Greg Johnson Vice President, Corporate Communications and Strategic Development (604) 669-6227 or 1-866-669-6227	Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833